Innovative Eyewear, Inc.

11900 Biscayne Blvd., Suite 630

Miami, Florida 33181

October 15, 2024

VIA EDGAR

Jane Park

Division of Corporation Finance

Office of Industrial Applications and Services
U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Innovative Eyewear, Inc.
Registration Statement on Form S-1, as amended Filed October 2, 2024
File No. 333-282472

Dear Ms. Park:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Innovative Eyewear, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Thursday, October 17, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Harrison Gross
Harrison Gross
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP